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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)

AQUILA, INC.
(Name Of Subject Company (Issuer))

UTILICORP UNITED INC.
Offeror
(Names Of Filing Persons (Identifying Status As
Offeror, Issuer Or Other Person))

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE,
OF AQUILA, INC.
(Title Of Class Of Securities)

03840J106
(Cusip Number Of Class Of Securities)

LESLIE J. PARRETTE, JR., ESQ.
SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
UTILICORP UNITED INC.
20 WEST NINTH STREET
KANSAS CITY, MISSOURI 64105
(816) 421-6600
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Persons)

Copy to:
ARTHUR FLEISCHER, JR., ESQ.
PHILIP RICHTER, ESQ.
FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
ONE NEW YORK PLAZA
NEW YORK, NEW YORK 10004
(212) 859-8000

/ /	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
/x/	third party tender offer subject to Rule 14d-1.
/ /	issuer tender offer subject to Rule 13e-4.
/ /	going-private transaction subject to Rule 13e-3.
/ /	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

    This Amendment No. 6 (this "Amendment No. 6") amends and supplements the Tender Offer Statement on Schedule TO as initially filed and dated December 3, 2001 and as amended on December 7, 2001, December 10, 2001, December 17, 2001, December 19, 2001 and December 20, 2001 (as previously amended and amended hereby, the "Schedule TO") filed by UtiliCorp United Inc., a Delaware corporation ("UtiliCorp"), relating to the offer by UtiliCorp to exchange shares of UtiliCorp common stock, par value $1.00 per share, for each outstanding share of Class A common stock, par value $0.01 per share, of Aquila, Inc., a Delaware corporation ("Aquila"), upon the terms and subject to the conditions set forth in UtiliCorp's prospectus, dated December 26, 2001, and in the related letter of transmittal (as they may be amended and supplemented), copies of which are filed as Exhibits to the Schedule TO.

ITEMS 1 to 11

    The information set forth in the prospectus, dated December 26, 2001, included as Exhibit (a)(1) to the Schedule TO, and the related exchange offer letter of transmittal included as Exhibit (a)(2) to the Schedule TO, is incorporated herein by reference with respect to Items 1 to 11 of the Schedule TO and supersedes the information previously incorporated by reference with respect to those Items.

ITEM 12.  MATERIAL TO BE FILED AS EXHIBITS.

    The references to Exhibits (a)(1), (d)(4), (d)(5), (d)(6), (d)(7), (d)(8), (d)(9) and (d)(15) to the Schedule TO are amended and restated as set forth below. All references to the "Aquila Form S-1" in Item 12 of the Schedule TO are references to Aquila's Registration Statement on Form S-1 (Reg. No. 333-51718).

    (a)(1) UtiliCorp's Prospectus, dated December 26, 2001 (incorporated by reference to Amendment No. 1 to UtiliCorp's Registration Statement on Form S-4 filed with the SEC on December 26, 2001 (Reg. No. 333-74362)).

    (d)(4) Master Separation Agreement, dated April 24, 2001, between UtiliCorp United Inc. and Aquila, Inc. (incorporated by reference to Exhibit (e)(2) to the Solicitation/Recommendation Statement on Schedule 14D-9, filed by Aquila on December 14, 2001 (the "Aquila Schedule 14D-9")).

    (d)(5) Transitional Services Agreement, dated April 24, 2001, between UtiliCorp United Inc. and Aquila, Inc. (incorporated by reference to Exhibit (e)(3) to the Aquila Schedule 14D-9).

    (d)(6) Employee Matters Agreement, dated April 24, 2001, between UtiliCorp United Inc. and Aquila, Inc. (incorporated by reference to Exhibit (e)(4) to the Aquila Schedule 14D-9).

    (d)(7) Tax Matters Agreement, dated April 24, 2001, between UtiliCorp United Inc. and Aquila, Inc. (incorporated by reference to Exhibit (e)(5) to the Aquila Schedule 14D-9).

    (d)(8) Registration Rights Agreement, dated April 24, 2001, between UtiliCorp United Inc. and Aquila, Inc. (incorporated by reference to Exhibit (e)(6) to the Aquila Schedule 14D-9).

    (d)(9) Intellectual Property Agreement, dated April 24, 2001, between UtiliCorp United Inc. and Aquila, Inc. (incorporated by reference to Exhibit (e)(7) to the Aquila Schedule 14D-9).

    (d)(15) Severance Compensation Agreement, dated March 16, 2001, by and between Aquila, Inc. and Brock A. Shealy (incorporated by reference to Exhibit 10.12 to Amendment No. 2 to the Aquila Form S-1).

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UTILICORP UNITED INC.
By:	/s/ Dan Streek
Name: Dan Streek Title: Chief Financial Officer

Dated: December 26, 2001

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  ITEMS 1 to 11
  ITEM 12. MATERIAL TO BE FILED AS EXHIBITS.